SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated November 2, 2010 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated November 2, 2010, the Company reported the following Summary of the resolutions adopted at the captioned Shareholder’s Meeting:

1. APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MINUTES OF THE SHAREHOLDERS’ MEETING.

The Shareholders’ meeting approved by majority vote the appointment of Mr. Jorge O. Fernández and Inversiones Financieras del Sur S.A. to approve and sign the minutes of the Shareholders’ meeting.

2. CONSIDERATION OF THE DOCUMENTATION SET FORTH IN SECTION 234, SUBSECTION 1, LAW 19,550, FOR THE FISCAL YEAR ENDED 06-30-10.

The Shareholders’ meetings approved by majority vote the documentation under consideration, that it had been made available by the Board of Directors to the Shareholders in the due time, and the omission of it reading.

3. CONSIDERATION OF DUTIES DISCHARGED BY THE BOARD OF DIRECTORS.

The Shareholders’ Meeting approved by majority vote the duties discharged by the Board of Directors evidenced in each of its members, as well as the duties discharged by the Audit Committee and the Executive Committee that operate within it, for the actions taken during the fiscal year under consideration.

4. CONSIDERATION OF DUTIES DISCHARGED BY THE SUPERVISORY COMMITTEE.

The Shareholders’ Meeting approved by majority vote the duties discharged by the Supervisory Committee of the Company, during the fiscal year under consideration.

5. DISCUSSION AND ALLOCATION OF RESULTS OF THE FISCAL YEAR ENDED 06-30-10, WHICH SHOWED PROFITS IN THE AMOUNT OF $185,406,000. CONSIDERATION OF ITS ALLOCATION.

The Shareholders’ Meeting approved by majority vote (i) to allocate 5% of the fiscal year results, representatives of Ps. 9,270,300, to Legal Reserve Account; (ii) not to pay a dividend in this opportunity; (iii) to allocate the remaining in the Reserve for new Projects account, delegating into the Board of Directors the determination of its use according with the Company’s needs and expansion projections.

According with what the President stated in relation to the dividend regarding the Company’s interest in IRSA, and its reconsideration and convocation of a new Shareholder’s Meeting of the Company, all of that ad referendum of the approval of the next shareholder’s meeting.

6. CONSIDERATION OF REMUNERATION PAYABLE TO BOARD MEMBERS FOR THE FISCAL YEAR ENDED 06-30-10 IN THE AMOUNT OF $6,440,627, IN COMPLIANCE WITH SECTION 261 LAW 19,550 AND THE REGULATIONS ISSUED BY THE ARGENTINE SECURITIES EXCHANGE COMMISSION. DELEGATION OF POWERS TO THE BOARD OF DIRECTORS FOR THE APPROVAL OF THE AUDIT COMMITTEE’S BUDGET.

The Shareholders’ Meeting approved by majority vote (a) the remuneration to the Board of Directors of an amount of Ps 6,440,627 for the fiscal year ended on June 30, 2010, (b) to empower the Board of Directors (i) to allocate and distribute the aforementioned remuneration, in accordance with the specific tasks performed by its members, (ii) to effectuate monthly advances fees ad referendum of the next Ordinary Shareholders’ Meeting deliberation, and (c) the delegation into the Board of Directors of the consideration, approval and allocation of the Audit Committee’s budget.

7. CONSIDERATION OF REMUNERATION PAYABLE TO THE MEMBERS OF THE SUPERVISORY COMMITTEE FOR THE FISCAL YEAR ENDED 06-30-10.

The Shareholders’ meeting approved by majority vote to pay, in this opportunity to the Supervisory Committee an amount of Ps.10,000.

8. NUMBER AND ELECTION OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS, IF ANY.

The Shareholders’ meeting approved by majority vote to (i) establish the number of Regular Directors to ten (10), and (ii) the appointment for a new period due June 30, 2013, of the following regular directors: Mr. Gustavo Elsztain, Mr. David Alberto Perednik and Mr. Fernando Adrián Elsztain (all of them non independent under the terms of the resolution 400/CNV), and as alternate directors: Mr. Enrique Antonini and Mr. Eduardo Kalpakian (both of them independent under the terms of the resolution 400/CNV and the applicable regulations in force in the U.S. capital market).

9. APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE.

The Shareholders’ Meeting approved by majority vote the appointment of José Daniel ABELOVICH, Marcelo Héctor FUXMAN and Noemí COHN as Regular Members of the Supervisory Committee, and Roberto Murmis, Silvia Cecilia De FEO and Alicia Graciela RIGUEIRA as Alternate Members of the Supervisory Committee for a term of one fiscal year. All such of them independent under the terms of the resolution 400/CNV, however they have been providing remunerated professional assistance to companies under Section 33 of the Law Nº 19,550.

10. APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE ENSUING FISCAL YEAR AND DETERMINATION OF AMOUNT PAYABLE AS REMUNERATION.

The Shareholders’ Meeting approved by majority vote (i) to appoint for the fiscal year 2010/2011, the firm PRICEWATERHOUSE&CO, member of PriceWaterhouseCoopers, as regular certifying accountants, designating Fabían Norberto Montero as Regular External Auditor and Raúl Leonardo Viglione as Alternate External Auditor, (ii) the compensation for an amount of Ps. 1,125,880 for the fiscal year 2009/2010, and (iii) the fixation of a remuneration of an amount of Ps. 1,466,109 for the fiscal year 2010/2011, which includes professional advice relating to Sarbanes-Oxley rules, issuance of prospectus and tax advice and other certifications.

11. UPDATE OF THE SHARED SERVICES AGREEMENT REPORT. APPROVAL OF AMENDMENTS AND DELEGATION OF POWERS.

The Shareholders’ Meeting approved by majority vote the actions taken by the Board of Director related to the Shared Services Agreement and its amendments, continuing with the semi-annual review carried out by Deloitte & Co. SRL.

12. DETERMINATION OF THE ALLOCATION OF THE TREASURY SHARES. DELEGATIONS.

The Shareholders’ Meeting approved by majority vote to defer the treatment of the allocation of the 5,000,754 treasury shares acquired by the Company during the last turbulence period of the capital market, until the next shareholder’s meeting that will consider the fiscal year due to June 30, 2011.

13. TREATMENT OF AMOUNTS PAID ON PERSONAL ASSET TAX OF THE SHAREHOLDERS.

The Shareholders’ meeting approved and ratified by majority vote the actions taken by the Board of Directors related to the shareholders’ personal asset tax to be totally assumed by the Company in its capacity of substitute tax payer, for as long while this decision is not modified by another shareholder’s act.

14. RATIFICATION OF THE SPIN-OFF BETWEEN THE COMPANY AND INVERSIONES GANADERAS S.A. (“IGSA”) AND APPROVAL OF THE SPIN-OFF PROSPECTUS. RATIFICATION OF THE ACTIONS TAKEN TO THE DATE BY THE BOARD OF DIRECTORS AND/OR THE ATTORNEYS IN FACT OF THE COMPANY AND IGSA IN RELATION TO THE SPIN-OFF APPROVED BY THE SHAREHOLDERS’ MEETING HELD ON OCTOBER 29, 2009 ADJOURNED TO NOVEMBER 27, 2009 AND RESUMED ON SUCH DATE. . AUTHORIZATIONS.

The Shareholders’ meeting approved by majority vote (i) to ratify the actions taken by the Board of Directors related to the aforementioned spin-off, (ii) to ratify the delegations made into the Board of Directors by the shareholder´s meeting held on 2009, (iii) to empower the Board of Directors to modify any not essential matter in the documentation filed with the control agencies. The decision was made taking into account that the spin-off which was approved by the 2009 shareholder’s meeting, involved an entity controlled 100% directly by the Company, without mentioning various advantages of such operation referring its contents.

15. CONSIDERATION OF THE GENERAL SPECIAL MERGER BALANCE SHEET OF IGSA, GENERAL SPECIAL MERGER BALANCE SHEET OF AGROPECUARIA ANTA S.A. (“ANTA”) AND THE GENERAL SPECIAL MERGER BALANCE SHEET OF THE COMPANY; ALL OF THEM DRAWN UP AS OF 06-30-10 AND THE REPORTS RENDERED BY THE SUPERVISORY COMMITTEE AND THE AUDITOR. CONSIDERATION OF THE PRELIMINARY SPIN-OFF/MERGER AGREEMENT EXECUTED WITH IGSA AND ANTA, PROSPECTUS AND OTHER REQUIRED DOCUMENTATION. APPOINTMENT OF A REPRESENTATIVE TO EXECUTE THE FINAL AGREEMENT.

The Shareholders’ Meeting approved by majority vote (i) the reorganization of “residual” IGSA and ANTA, (ii) to ratify the action taken by the Board of Directors related to the mergers aforementioned and the spin-off merger approved by the shareholder´s meeting held on October and November 2009, and (iii) to empower the Board of Directors to modify any not essential matter of the documentation presented to the control agencies.

16. RENEWAL FOR A FURTHER PERIOD OF DELEGATIONS MADE TO THE BOARD OF DIRECTORS BY THE MEETING HELD ON OCTOBER 29, 2009 TO APPROVE THE PAYMENT OF A BONUS TO THE COMPANY’S MANAGEMENT OF UP TO 1% OF THE OUTSTANDING CAPITAL OF THE COMPANY.

The Shareholders’ Meeting approved by majority vote the delegation of the distribution, implementation, porcentual allocation, time and form of execution of the bonus to the Company’s Management in the Board of Directors, of an amount up to 1% of the outstanding capital of the Company, in cash or in kind.

17. CONSIDERATION OF AN INCREASE IN THE AMOUNT OF THE GLOBAL NOTE PROGRAMME IN FORCE FOR AN AMOUNT OF UP TO US$ 100,000,000 (OR THE EQUIVALENT THEREOF IN OTHER CURRENCIES). DELEGATION OF POWERS TO THE BOARD OF DIRECTORS AND APPROVALS.

The Shareholders’ Meeting approved by majority vote the increase in the amount of the Global Note Programme in force for an additional amount of up to U$S 100,000,000 (or the equivalent thereof in other currencies), as well as the delegation and authorization into the Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: November 12, 2010.